UNITED STAES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  March 2003

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Translation of registrant’s name into English)

1053 Derwent Way, Delta, BC V3M 5R4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F …X… Form 40-F …….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……. No …X…

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________

News Release

Cryopak Announces Joint Venture with BioLargo Technologies Inc.

Products approved for strict new blood shipment regulations

Vancouver, B.C. - March 26, 2003 - Cryopak Industries Inc. (OTCBB: CYPKF)(TSX-V: CII) today announces that it has negotiated a joint venture marketing agreement with BioLargo Technologies Inc. and IOWC Technologies Inc., of Edmonton, AB, effective immediately.

The joint venture will market the BioLargo product line-up, in particular the ZD-SORB™ and the BI2O-SORB™ Blood Transport Product. BioLargo’s patented technologies relate to the incorporation of anti-infective agents into fabric-type absorbent webs to make products that neutralize bio-hazardous materials, are biodegradable, and may be disposed of in the normal waste stream.

These technologies are important to Cryopak, especially in the area of blood shipments. Since January 1, 2003, new regulations by the International Air Transport Association require that all blood shipments be packaged with acceptable absorbent products to ensure the safety of package handlers. In addition, and perhaps of more significance, one of BioLargo’s products also aids in temperature-maintenance of products during transit and the combination with the Flexible Ice™ Blanket will be significant for the safe and sure transport of blood products.  In fact, Cryopak has already participated with BioLargo in a combination “pack-out” through Blood Systems Inc. for the shipment of blood products.  Sales of BioLargo products are expected to commence immediately. The initial joint venture is for a one-year period during which Cryopak retains an option to convert this arrangement into a long-term licensing agreement.  BioLargo/IOWC will continue to develop their line of products for the benefit of the joint venture and will accelerate the commercialization of their temperature maintenance applications.

John Morgan, President and CEO of Cryopak said, “BioLargo’s products and industry knowledge are a great fit for Cryopak, and will move us further toward our vision of being the premium supplier of temperature-controlling packaging solutions. Their products are compatible for use with the Flexible Ice™ Blanket, and are used in the shipment of a vast range of bio-medical products where spoilage and contamination are of concern, including blood and diagnostic specimens where absorbents are now mandated.”

About BioLargo:

BioLargo Technologies, Inc. is a private Canadian technology-transfer corporation that distributes its patented technology products to major international corporations involved in the bio-medical field.   BioLargo's technologies are incorporated mainly within air-laid, non-woven fabrics to produce disposable products that are lightweight, super-absorbent, yield a safe yet disinfecting dose of iodine, are biodegradable, and can be disposed of as normal household waste even though they were used to disinfect and deodorize infectious bio-hazardous matter. Among the many possible end-uses are diapers, other hygiene disposables, medical or consumer wipes, and absorbents that are mandated for the transportation of blood and diagnostic specimens. For more information visit www.biolargo.com.

About Cryopak:

Cryopak Industries Inc. develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, flexible hot and cold compresses, gel packs, and instant hot and cold packs.  The products are used during transport to ensure critical temperature maintenance for pharmaceuticals, blood, airline food and beverages, seafood and all other perishable items.  Cryopak's products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications. With more than 10 years of experience in research and development, we also offer expert testing and consulting services to help companies optimize their cold-chain management programs.  For more information visit www.cryopak.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.

Registrant

March 31, 2003

“Doug Reid”

Date

Signature

Douglas R. Reid

Name

Chief Financial Officer

Position